Exhibit 99.2

Date: 19/04/11	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: KOBEX MINERALS INC.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	16/05/2011
Record Date for Voting (if applicable) :	16/05/2011
Beneficial Ownership Determination Date :	16/05/2011
Meeting Date :	20/06/2011
Meeting Location (if available) :	950-609 Granville

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	49989C105	CA49989C1059

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KOBEX MINERALS INC.